Via EDGAR

United States Securities and Exchange Commission

Office of Natural Resources and Food

100 F Street, N.E.

Washington, D.C. 20549

Re:	ZION OIL & GAS, INC. Request for Withdrawal of Registration Statement on Form SB-2 dated March 17, 2006 Registration No. 333-132555

Attn:	Mr. H. Roger Schwall Assistant Director

Dear Sir:

Zion Oil & Gas, Inc. (the "Company") hereby requests the withdrawal of the above-referenced Registration Statement, in accordance with Rule 477 under the Securities Act of 1933, as amended. The filing was inadvertently filed as a Type SB-2 original filing of a Registration Statement on Form SB-2 when it should have been filed as a Type SB-2/A as a Pre-Effective Amendment # 1 to a previously filed Registration Statement on Form SB-2 under File # 333-131275

Upon the withdrawal of this incorrect filing, we will be submitting a filing under the correct type and file number.

Thank you for your attention to this matter. If you have any questions regarding this application for withdrawal, please contact the undersigned at (214) 221-4610.

Sincerely,

/s/ Eugene A. Soltero

Eugene A. Soltero

Chief Executive Officer